Exhibit 99.6

To Our Shareholders

The third quarter of fiscal 2009 report is highlighted by the issuance of a key patent for the treatment of Alzheimer’s disease with ELND005 and the advancement of two clinical trials of TT-223 in type 2 diabetes patients.

Pipeline Review

ELND005 (AZD-103) – Alzheimer’s Disease:

Subsequent to quarter-end, the United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009. The patent is entitled “Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation,” and generally claims methods for treating Alzheimer’s disease comprising administering scyllo-inositol (ELND005). The patent will expire in the year 2025 or later due to any patent term extensions.

TT-223 – Diabetes:

In February, we announced that the completion of patient enrolment for the Phase 2 clinical study of gastrin analogue, TT-223, in type 2 diabetes patients. The study is a randomized, double-blind, placebo-controlled, dose-ranging study to evaluate the safety, tolerability and efficacy of daily TT-223 treatments for 12 weeks with a 6-month follow-up. Approximately 80 patients with type 2 diabetes have been enrolled in the study and will receive a daily treatment of TT-223 in addition to their current regimen of oral glucose lowering agents.

In March, we announced that the first patient has been dosed in a clinical study of gastrin analogue TT-223 in combination with a proprietary Lilly GLP-1 analogue, in patients with type 2 diabetes. The study is a randomized, double-blind, placebo-controlled study in approximately 140 patients to evaluate the safety, tolerability and efficacy of daily TT-223 treatments in combination with weekly administrations of GLP-1 analogue, for a combination treatment period of 4 weeks with a 5-month follow-up.

OUTLOOK

The integrated efforts with our development partners, Elan and Lilly, have continued to yield results with the achievement of TT-223 clinical development milestones and the issuance of the US patent for ELND005 in Alzheimer’s disease. Transition is well positioned and will continue to focus on the clinical trials of the Company’s lead products, (ELND005 and TT-223), while making steady progress on the development of preclinical compounds to supplement its advancing clinical pipeline.

We look forward to updating the shareholders on the progress of these programs.

Dr. Tony Cruz
Chairman and CEO
Transition Therapeutics Inc.